UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

REPORT OF CHANGE IN MAJORITY OF DIRECTORS
INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

PATTERSON BROOKE RESOURCES INC.
(Exact name of Registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation)	333-139797 (Commission File No.)	26-0505768 (IRS Employer Identification No.)

21020 North Pima Road, Scottsdale AZ 85255
(Address of principal executive offices, including Zip Code)

Registrant’s telephone number, including area code:   (888) 870-4823

Date of Information Statement:  March 30, 2010

PATTERSON BROOKE RESOURCES INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OR OTHER ACTION OF THE STOCKHOLDERS OF PATTERSON BROOKE RESOURCES INC INC.

NO PROXIES ARE BEING SOLICITED AND YOU ARE NOT REQUESTED TO SEND THE COMPANY A PROXY.

Introduction

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s shareholders.

Non Binding Letter of Intent

On March 10, 2010, Patterson Brooke Resources Inc., (the “Company”, “we”, “us” or “our”) entered into a Letter of Intent (the “LOI”) with Greentech Holdings LLC, a limited liability company registered under the laws of Nevis (“Greentech”).

Pursuant to the LOI, the parties agreed to enter into a definitive agreement within 60 days after the date of the LOI for the sale by Greentech to the Company of certain assets of Greentech comprised of certain intellectual property, know-how, trade secrets, data, materials, blue prints, drawings, copyrights, technology, brand names, logos, designs and manufacturing techniques for hybrid buses and motor coaches, including Hybrid Low Floor GTH40, Interurban GTI40 and Commuter Coach GTC45 (the “Assets”).  The definitive agreement would provide that the Company will issue to Greentech 30,000,000 shares of the Company’s common stock in exchange for the Assets.

The description of the LOI in this report is intended to summarize the terms of the LOI and does not purport to be a complete discussion of such terms and is qualified in its entirety by the terms of the LOI filed as an exhibit to our Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on March 11, 2010.

In our Current Report on Form 8-K filed with the SEC on March 11, 2010, we also announced that on March 10, 2010, the sole director of the Company appointed Ian McAvoy and David Oldridge to the Board of Directors of the Company.  Each of Mr. McAvoy and Mr. Oldridge is a Managing Member of Greentech. This Information Statement is being mailed on or about March 30, 2010 to all holders of record on such date.

Voting Securities

Our authorized capital consists of 600,000,000 shares of common stock, par value $0.001 per share, of which 89,968,358 shares were issued and outstanding on March 26, 2010.  The holders of our common stock are entitled to one non-cumulative vote per share on all matters on which shareholders may vote at all meetings of the shareholders.  We have no other securities outstanding.

Directors and Executive Officers

The following table sets forth certain information for the directors and executive officers of the Company.  None of our directors are considered independent directors pursuant to Item 407(a) of Regulation S-K.

Name	Age	Position
B. Gordon Brooke	65	Director, Chief Financial Officer
Ian McAvoy	43	Director, Chief Executive Officer and President
David Oldridge	51	Director

B. Gordon Brooke

B. Gordon Brooke, our Chief Financial Officer and a director of the Company, is qualified as a Chartered Accountant with over 40 years of experience. He has not practiced as a Chartered Accountant since leaving Deloitte Haskins & Sells in 1972, preferring to function as an independent financial consultant. In that capacity Mr. Brooke has held a variety of positions from assistant to the CFO of multi-national companies (where his duties included preparation of monthly and annual financial reporting packages for all subsidiaries including corporate tax returns, preparation of all required audit working papers and complete audit files for all subsidiaries, responsibilities for internal control systems for all operating subsidiaries) to developing business and financial plans, providing financial statement preparation, tax filings and general accounting services to a wide range of business including investment companies, manufacturing companies and steel fabricators. Since 2001 Mr. Brooke has confined his practice to providing financial consulting services to Snack Crafters Inc., a Toronto, Ontario based manufacturer of cereal bars, baked goods and other ‘snack foods’ sold to a number of major Canadian retailers. His responsibilities include preparation of business plans, servicing as an interim accountant providing accounting services, preparation of financial statements on a non-audit basis, corporate tax returns and assisting the company in its reorganization and restructuring. Mr. Brooke serves as Chief Financial Officer, Chief Accounting Officer and a director of Standard Capital Corporation (“Standard”), a company also involved in the mineral exploration business. Mr. Brooke became a director of Standard, as well as its Chief Accounting Officer, on February 20, 2004. He was appointed Standard’s Chief Financial Officer on June 25, 2005.

Ian McAvoy

Ian McAvoy is a 20-year veteran of the public transit sector. From 1992 to July 2009, Mr. McAvoy was in the service of San Mateo County Transit District, most recently as the Chief Development Officer from June 2004 to July 2009. In this position, Mr. McAvoy managed a staff of 70 plus 65 consultants and oversaw the agency’s strategic visioning, business planning and development growth programs. Mr. McAvoy received his BS in Town & Country Planning from Heriot-Watt University, Edinburgh, Scotland.

David Oldridge

David Oldridge has been the Executive Vice President of Bus and Coach International since May 2006. From February 2002 to April 2006, Mr. Oldridge was a field engineering subcontractor for Bombardier / Los Vegas Monorail Air Conditioning Systems. Mr. Oldridge began his career in the heavy vehicle industry more than 25 years ago and has worked in many facets of maintenance, service support and product design. He has supervised national technical training plans for other North American motor coach distributors, including ABC companies and Neoplan, and has been responsible for motor coach product re-engineering and service support for various transport companies, including consulting on the Las Vegas Monorail Project. As a founder of Bus and Coach International, Mr. Oldridge supervised the design of the “Falcon 45” model, overseeing component selection and maximizing the low maintenance features of the coach. He also developed the innovative “bcideliveres.com” a customer support website, which makes available maintenance and support information accessible to customers and maintenance personal anytime through the Internet.

Certain Relationships and Transactions

There are no family relationships between any of our current directors or executive officers.  To our knowledge, prior to their appointment as directors and officers of the Company on March 10, 2010, Mr. McAvoy and Mr. Oldridge were not directors of the Company, did not hold any position with the Company and were not involved in any material proceeding adverse to the Company or, other than the LOI with Greentech, any transactions with the Company or any of its directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC.

To ensure that potential conflicts of interest are avoided or declared to us and our shareholders and to comply with the requirements of the Sarbanes-Oxley Act of 2002, the Board of Directors adopted, on October 31, 2006, a Code of Business Conduct and Ethics.  Our Code of Business Conduct and Ethics embodies our commitment to such ethical principles and sets forth the responsibilities of the Company and its officers and directors to its shareholders, employees, customers, lenders and other stakeholders. Our Code of Business Conduct and Ethics addresses general business ethical principles and other relevant issues.  The consideration of approval of the definitive agreement to be entered into pursuant to the LOI will be made pursuant to our Code of Business Conduct and Ethics.

Terms of Office

Each of the Company’s directors is appointed to hold office until he or she resigns or is removed in accordance with the Company’s bylaws and the provisions of the Nevada Revised Statutes.  The Company’s officers are appointed by the Company’s Board of Directors and hold office until removed by the Board of Directors.

Involvement in Certain Legal Proceedings

Our current directors and executive officers and have not been involved in any of the following events during the past ten years:

1.           any bankruptcy petition filed by or against such person or any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.           any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
3.           being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting his involvement in any type of business, securities or banking activities or to be associated with any person practicing in banking or securities activities;

4.           being found by a court of competent jurisdiction in a civil action, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

5.           being subject of, or a party to, any federal or state judicial or administrative order, judgment decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

6.           being subject of or party to any sanction or order, not subsequently reversed, suspended, or vacated, of any self-regulatory organization, any registered entity or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Board Meetings and Committees

Our current Board of Directors held no formal meetings during the 12 month period ended December 31, 2009.  All proceedings of the Board of Directors were conducted by resolutions consented to in writing by the directors and filed with the minutes of the proceedings of the directors.  Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the Nevada Revised Statutes and the bylaws of the Company, as valid and effective as if they had been passed at a meeting of the directors duly called and held.  We do not presently have a policy regarding director attendance at meetings.

We do not currently have standing nominating or compensation committees, or committees performing similar functions.  Due to the size of our board, our Board of Directors believes that it is not necessary to have standing nominating or compensation committees at this time because the functions of such committees are adequately performed by our Board of Directors.  We do not have a nominating or compensation committee charter as we do not currently have such committees.  We do not have a formal policy for electing members to the board.

It is anticipated that Board of Directors will form separate compensation and nominating committees in the future with the growth of the Company and the Board of Directors.

Audit Committee

The Charter of the Audit Committee of the Board of Directors sets forth the responsibilities of the Audit Committee. A copy of such Charter is on file with the Securities and Exchange Commission as Exhibit 99.1 to Form SB-2 as filed on January 4, 2007.  The primary function of the Audit Committee is to oversee and monitor the Company’s accounting and reporting processes and the audits of the Company’s financial statements. Our audit committee held no formal meetings during the 12 month period ended December 31, 2009.  Our audit committee is comprised of only B. Gordon Brooke, our Chief Financial Officer.  By virtue of his designation as a Chartered Accountant, as well as his extensive work experience as a financial consultant, Mr. Brooke meets the definition of  an “audit committee financial expert” as defined in Item 407(d)(5) of Regulation S-K.  Mr. Brooke is not an independent director.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely upon a review of Forms 3, 4 and 5 delivered to us as filed with the Securities Exchange Commission, our executive officers and directors, and persons who own more than 10% of our Common Stock timely filed all required reports pursuant to Section 16(a) of the Securities Exchange Act.

Nominations to the Board of Directors

Each of our directors take a critical role in guiding our strategic direction and oversee the management of the Company.  Board candidates are considered based upon various criteria, such as their broad-based business and professional skills and experiences, a global business and social perspective, concern for the long-term interests of the stockholders, diversity, and personal integrity and judgment.

In addition, directors must have time available to devote to Board activities and to enhance their knowledge in the growing business.  Accordingly, we seek to attract and retain highly qualified directors who have sufficient time to attend to their substantial duties and responsibilities to the Company.

In carrying out its responsibilities, the Board will consider candidates suggested by stockholders.  If a stockholder wishes to formally place a candidate’s name in nomination, however, he or she must do so in accordance with the provisions of the Company’s Bylaws.  Suggestions for candidates to be evaluated by the directors must be sent to the Board of Directors, c/o Patterson Brooke Resources Inc., 21020 North Pima Road, Scottsdale, Arizona 85255.

Board Leadership Structure and Role on Risk Oversight

During 2009, Mr. Brooke served as the Company’s principal executive officer and sole director.  The Company determined that this leadership structure was appropriate for the Company due to our small size and limited operations and resources.  As of March 10, 2010, Mr. McAvoy and Mr. Oldridge became directors of the Company and Mr. McAvoy became the Company’s President and Chief Executive Officer.  The Company has determined that this leadership structure is appropriate in light of the Company’s current and planned size, operations and resources, including the potential impact of the transactions contemplated by the LOI with Greentech.  The directors will continue to evaluate and modify the Company’s leadership structure as appropriate based on the size, resources and operations of the Company.

Our current directors are responsible for the general oversight of risks that could affect our Company.  Given the Company’s size and current and planned operations, the Company has determined that this risk oversight function is best administered by the Board of Directors directly, as Messrs. Brooke, McAvoy and Oldridge are the only directors and officers of the Company.

Board Compensation

We have no standard arrangement to compensate directors for their services in their capacity as directors.  Directors are not paid for meetings attended.  All travel and lodging expenses associated with corporate matters are reimbursed by us, if and when incurred.

Executive Compensation

Commencing November 1, 2006, Mr. Brooke, our former President, received the monthly sum of $1,300 consisting of a management fee of $1,000 and, a rent allowance of $300 (for providing an office for the Company).  However, because our Company has limited working capital, by an agreement between the Company and our President dated March 22, 2007, Mr. Brooke agreed to the suspension of the payment of his monthly management fee after June 2007.   Thereafter, Mr. Brooke was not be paid his management fee, including any arrears of the fees that may have accumulated while payment thereof was suspended, unless and until the Principal Financial Officer of the Company determines the Company has sufficient cash to defray all of the Company’s other budgeted expenses for a period of at least six months from the date of such determination.  For accounting purpose, the Company has accrued the management fee each month.

There were no directors or officers other than Mr. Brooke during 2009, and, except for the management fee and rent allowance to Mr. Brooke described in the foregoing paragraph, no director, officer or employee received compensation during the last fiscal year ended December 31, 2009.

Security Ownership of Certain Beneficial Owners and Management

The Company has only one class of stock outstanding, its common stock.  The following table sets forth certain information as of March 26, 2010, with respect to the beneficial ownership of our common stock for (i) each director and officer, (ii) all of our directors and officers as a group, and (iii) each person known to us to own beneficially five percent (5%) or more of the outstanding shares of our common stock.  As of March 26, 2010, there were 89,968,358 shares of common stock outstanding.

To our knowledge, except as indicated in the footnotes to this table or pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to the shares of common stock indicated.

Name and Address of Beneficial Owner(1)	Shares Beneficially Owned	Percentage Beneficially Owned

Directors and Executive Officers

B. Gordon Brooke, Chief Financial Officer and Director 115 Argelene Street Mississauga, Ontario, Canada, L5G 1X1	75,000,000	83.4%

Ian McAvoy, President, Chief Executive Officer and Director 501 East 39th Avenue San Mateo, CA 94403 (2)	0	0%

David Oldridge, Director 991 Cantabria Heights Las Vegas, NV 89183 (2)	0	0%

All Officers and Directors as a Group	75,000,000	83.4%
_____________

(1) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act.  Pursuant to the rules of the SEC, shares of common stock which an individual or group has a right to acquire within 60 days pursuant to the exercise of options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be beneficially owned and outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

(2)  Each of Mr. McAvoy and Mr. Oldridge is a Managing Member of Greentech.  The LOI provides that, within 60 days after the date of the LOI, a definitive agreement shall be entered into that would provide, among other things, for the issuance to Greentech of 30,000,000 shares of the Company’s common stock in exchange for the Assets.  Shares of our common stock held by Greentech will be deemed to be beneficially owned by each of Mr. McAvoy and Mr. Oldridge.

Other Information

We file periodic reports, proxy statements and other documents with the Securities and Exchange Commission.  You may obtain a copy of these reports by accessing the Securities and Exchange Commission’s website at http://www.sec.gov.  You may also send communications to the board of directors at 21020 North Pima Road, Scottsdale, Arizona 85255.

Patterson Brooke Resources Inc.
By Order of the Board of Directors

/s/ Ian McAvoy
Ian McAvoy
Director, President and Chief Executive Officer